SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

17 November 2011

Mr Donal Moriarty
Company Secretary
Aer Lingus Group plc
Head Office
Dublin Airport
Co Dublin
OPEN LETTER

Re:      EGM Requisition

Dear Donal,

I refer to my previous letter dated 14 November, and note that we still await your reply.

Having now met your requirements for a properly requisitioned EGM notice, personally signed by myself, can you please confirm when we may expect this EGM to be called?  We note that your solicitors Arthur Cox have written another meaningless and legally inaccurate letter to A&L Goodbody, dated 15 November, but this letter fails to explain whether the Board of Aer Lingus has considered Ryanair's EGM requisition notice, and when we may expect your Directors to proceed to convene this EGM as indicated by the letter from the ODCE.

Perhaps you would do us the courtesy, as your largest minority shareholder, of replying directly, rather than wasting further time and resources getting your lawyers to make spurious claims to our lawyers.

The Aer Lingus Board is obliged to convene an EGM, when properly requisitioned by a 10% shareholder. The Board and Directors of Aer Lingus must now comply with Irish Company Law and the EU Shareholder Rights Directive in this matter.

Finally, should Aer Lingus, or your lawyers, wish to make legal points in relation to either Resolution 1 or Resolution 2, they are of course free to do so at the EGM, when convened.  It will ultimately be a matter for shareholders to decide on these resolutions and clearly shareholders will take into account any points made by Aer Lingus or your lawyers on the content of the two proposed resolutions.

Yours sincerely,

_______________
Juliusz Komorek
Company Secretary

Cc:          Enforcement Directorate, Central Bank of Ireland, Block D, Iveagh Court, Harcourt Road, Dublin 2
Regulation Department, Irish Stock Exchange, 28 Anglesea Street, Dublin 2, Ireland
UK Listing Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS
London Stock Exchange, 10 Paternoster Square, London, EC4M 7LS
Financial Services Authority (FSA), 25 The North Colonnade, Canary Wharf, LONDON E14 5HS
Office of the Director of Corporate Enforcement, 16 Parnell Square, Dublin 1, Ireland

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  17 November, 2011
By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary